Exhibit 12

                Computation of Ratio of Earnings to Fixed Charges
                      (Dollars in Millions, Except Ratios)


                                                                                              Years Ended December 31
                                                   Nine Months Ended       --------------------------------------------------------
                                                   September 30, 2001         2000        1999        1998       1997      1996
                                                   ------------------         ----        ----        ----       ----      ----
Earnings:
     Net earnings                                       $236.8               $285.4      $318.5      $243.0     $149.0    $127.8
     Extraordinary loss                                    -                    -           -           -         14.0       -
     Provision for income taxes                           85.4                111.0       140.4       122.4       91.7      73.8
     Amortization of capitalized interest                  0.4                  0.5         0.3         0.2        0.2       0.1
     Fixed charges excluding interest capitalized         17.7                 24.2        21.3        19.3       18.7      29.6
                                                        ------               ------      ------      ------     ------    ------
         Total                                          $340.3               $421.1      $480.5      $384.9     $273.6    $231.3
                                                        ======               ======      ======      ======     ======    ======

Fixed Charges:
     Interest expense (gross of interest income)        $ 11.6               $ 15.0      $ 13.0      $ 12.6     $ 13.0    $ 22.8
     Amortization of deferred financing expense            0.2                  0.3         0.3         0.5        0.6       1.6
     Interest capitalized                                  0.3                  0.8         1.0         0.6        0.5       1.2
     Interest component of rental expense                  5.9                  8.9         8.0         6.2        5.1       5.2
                                                        ------               ------      ------      ------     ------    ------
         Total                                          $ 18.0               $ 25.0      $ 22.3      $ 19.9     $ 19.2    $ 30.8
                                                        ======               ======      ======      ======     ======    ======

Ratio of Earnings to Fixed Charges                        18.9                16.8 (a)     21.5        19.3       14.3       7.5
                                                        ======               ======      ======      ======     ======    ======

(a) Excluding a $41.3 million ($29.7 million, net of tax) restructuring charge in 2000, the company's ratio of earnings to fixed charges would have been
     18.5 times.

In the computation of the company's ratio of earnings to fixed charges, earnings consist of earnings before income taxes, plus fixed charges, less capitalized interest, plus amortization of capitalized interest. Fixed charges consist of interest expense excluding the benefit of capitalized interest and including a reasonable approximation of the interest component included in rental expense.